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                                                    Filed by Insmed Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company:  Insmed Incorporated
                                                   Commission File No. 333-30098

On April 3, 2000, Celtrix Pharmaceuticals, Inc. issued the following press release:


NEWS RELEASE

                    CONTACT:               Andreas Sommer, Ph.D.
                                           President and Chief Executive Officer
                                           (408) 988-2500

                                           Sophia Twaddell
                                           Fleishman Hillard Inc.
                                           (312) 751-3738

               CELTRIX RECEIVES KEY U.S. PATENT TO TREAT DIABETES

San JOSE, CA - April 3, 2000 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that it has been issued a U.S. patent on the use of SomatoKine(R)(IGF-I/BP3), its lead product, for the treatment of both type 1 and type 2 diabetes.

     "We are delighted that the United States Patent and Trade Office granted broad claims in this area, allowing us to protect a substantial business opportunity," said Andreas Sommer, Ph.D., President and CEO of Celtrix. "SomatoKine is targeted to improve glycemic control of both type 1 and type 2 diabetic patients who have failed to achieve adequate glycemic control with insulin therapy and thus are at risk for damaging diabetic complications."

     Dr. Sommer added, "We have previously reported statistically significant Phase IIA data which demonstrated that SomatoKine treatment improved insulin sensitivity in type 1 diabetics. The average daily insulin requirement of the patients in this trial decreased by 49% and average daily blood glucose declined by 23% from the levels attained by conventional insulin therapy. SomatoKine also reduced total serum cholesterol by 12% and improved glycemic control."

THE SOMATOKINE COMPLEX

     SomatoKine is the recombinant equivalent of the natural complex formed by the hormone insulin-like growth factor-I (IGF-I) and its major regulatory binding protein (BP3). IGF-I plays multiple roles in diverse biological processes, including control of blood glucose and preservation and formation of bone and muscle. BP3 contains biological information important for the body's natural regulation of IGF-I bioavailability and biodistribution. Administration of SomatoKine, the IGF-BP3 complex, establishes a circulating reservoir of IGF-I that is proving in clinical research to be both safe and effective.

-more-
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"Celtrix Receives Key U.S. Patent to Treat Diabetes"

Page 2

ABOUT DIABETES

     Diabetes is a disease in which the body does not produce or properly use insulin, a hormone that is needed to convert sugar, starches and other food into energy. Diabetes affects over 5% of the populations of North America, Europe and Japan. In the United States alone, the American Diabetes Association estimates
10.3 million people have been diagnosed with the disease, and it is the seventh leading cause of death.

     Diabetes is associated with a number of life-threatening complications including heart disease and stroke, kidney disease, blindness, nervous disorders and circulatory problems which can lead to amputations. As a result, it is one of the most costly health problems in America, with medical expenses related to treatment of the disease and its complications estimated at $100 billion annually.

THE ACQUISITION OF CELTRIX BY INSMED

     Celtrix announced in December 1999 that it had entered into a definitive agreement to be acquired by Insmed Pharmaceuticals, Inc., of Richmond, Virginia. Insmed Pharmaceuticals is a biopharmaceutical company developing drugs to treat serious metabolic diseases and disorders. Upon completion of the acquisition, Insmed, Inc., a holding company recently formed by Insmed Pharmaceuticals, will become a public company. The combined company's product portfolio will include two drug candidates in advanced clinical trials for the treatment of types 1 and 2 diabetes, severe osteoporosis and polycystic ovary syndrome.

     Celtrix is a biopharmaceutical company developing novel therapeutics for a broad range of metabolic disorders. The company's focus is on SomatoKine, a novel IGF-BP3 complex. Celtrix has completed Phase IIA clinical trials for the treatment of diabetes, severe osteoporosis (recovery from hip fracture) and traumatic burns. Other potential indications include protein wasting diseases associated with cancer, AIDS, advanced kidney failure and other life-threatening conditions.

     This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to complete the merger with Insmed, and that future trials in diabetes will continue to show the same observations, including any statistically relevant results in larger Phase II or Phase III trials, as well as risks associated with future research, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                     -end-
                                      ###
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     The matters discussed throughout these materials filed pursuant to Rule 425 under the Securities Exchange Act of 1933 on April 7, 2000, that are not historical facts are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

     These forward-looking statements may include, but are not limited to, future capital expenditures, acquisitions (including the amount and nature of acquisitions), future revenues, earnings, margins, costs, demand for new pharmaceutical products, market trends in the pharmaceutical business, inflation and various economic and business trends. You can identify forward-looking statements by the use of words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan" and similar expressions. Forward-looking statements include all statements regarding expected financial position, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing or proposed products or services, plans and objectives of management, and markets for stock of Insmed Incorporated, Celtrix and Insmed Pharmaceuticals. Any forward-looking statement speaks only as of the date on which the statement was made..

     Examples of factors that should be considered with respect to any forward-looking statements made throughout these materials include, but are not limited to, the following:

          o Legislative and regulatory initiatives that impact the provision of pharmaceutical products and services;


          o Market demand for pharmaceutical products and services, changes in the economies of areas served by the companies and catastrophic natural disasters;


          o The ability of Celtrix, Insmed Pharmaceuticals, Insmed Incorporated, their suppliers and customers to successfully address Year 2000 readiness issues;


          o Unanticipated changes in operating expenses and capital expenditures;


          o General industry trends and the effects of vigorous competition in the biotechnology, biopharmaceutical and pharmaceutical industries;

          o Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission and similar agencies with regulatory oversight;

          o Employee workforce factors, including loss or retirement of key executives and scientists;

          o Technological developments resulting in competitive disadvantages and creating the potential for impairment of existing assets;

          o Unexpected costs or difficulties related to the integration of the businesses of Celtrix and Insmed Pharmaceuticals;
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          o   Regulatory delays or conditions imposed by regulatory bodies in approving the reorganizations;

          o General economic factors including inflation and capital market conditions; and

          o   Adverse changes in the securities markets.

     These factors are difficult to predict. They also contain uncertainties that may materially affect actual results, and may be beyond the control of Celtrix, Insmed Pharmaceuticals or Insmed Incorporated New factors may emerge from time to time and it is not possible for us to predict new factors, nor can we assess the effect of any new factors on Celtrix, Insmed Pharmaceuticals or Insmed Incorporated

     These forward-looking statements are found at various places throughout these materials. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. None of Celtrix, Insmed Pharmaceuticals or Insmed Incorporated undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing pursuant to Rule 425 or to reflect the occurrence of unanticipated events.

     In connection with the reorganizations of Insmed Pharmaceuticals and Celtrix into a newly formed holding company, Insmed Incorporated, Insmed Incorporated has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4, as amended (File No. 333-30098) containing the preliminary joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix. Insmed Incorporated will also be filling an amended Registration Statement on Form S-4 which will contain the definitive joint proxy statement/prospectus of Insmed Pharmaceuticals and Celtrix in addition to other relevant documents concerning the reorganizations with the SEC. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Insmed Incorporated with the SEC can be obtained by contacting Insmed Incorporated at the following address and telephone number: 800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone (804) 828-6893. Information about Insmed Pharmaceuticals can be obtained by contacting Insmed Pharmaceuticals at the following address and telephone number: 800 East Leigh Street, Richmond, Virginia 23219, Attention: Michael D. Baer, Telephone (804) 828-6893. Documents filed with the SEC by Celtrix can be obtained by contacting Celtrix at the following address and telephone number: 2033 Gateway Place, Suite 600 San Jose, California 95110, Attention: Donald D. Huffman, Telephone (408) 988-2500. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the reorganizations.

     Insmed Pharmaceuticals, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Insmed Pharmaceuticals shareholders in connection with the reorganizations.
Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus included in the Amendment No. 1 to the Registration Statement on Form S-4, filed by Insmed Incorporated with the SEC on March 24, 2000.
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     Celtrix, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Celtrix stockholders in connection with the reorganizations. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus included in the Amendment No. 1 to the Registration Statement on Form S-4, filed by Insmed Incorporated with the SEC on March 24, 2000.